# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Diginex Limited, CIK 0002010499
CUSIP: G28687104
Title of class of securities: Ordinary Shares, par value $0.0004 per share
Address of issuer's principal executive offices: 25 Wilton Road, Victoria, London, Greater London, United Kingdom (X0), SW1V 1LW
Date of event which requires filing of this statement: 05/28/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-25-019057
Filed by CIK 0002066775

## Reporting persons
- HBM IV, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fitch Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hearst Ratings II, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hearst Communications, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hearst Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Hearst Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Hearst Family Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Diginex Limited
Address of issuer's principal executive offices: 25 Wilton Road, Victoria, London, Greater London, SW1V 1LW, United Kingdom

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons:
1. HBM IV, Inc., a Delaware corporation ("HBM IV");
2. Fitch Group, Inc., a Delaware corporation ("FGI");
3. Hearst Ratings II, Inc., a Delaware corporation ("HRII");
4. Hearst Communications, Inc., a Delaware corporation ("HCI");
5. Hearst Holdings, Inc., a Delaware corporation ("HHI");
6. The Hearst Corporation, a Delaware corporation ("THC"); and
7. The Hearst Family Trust, a testamentary trust (the "Trust").
Address of principal business office or, if none, residence: The principal business office of each of HBM IV, HRII, HCI, HHI, THC and the Trust is 300 West 57th Street, New York, New York 10019. The principal business office of FGI is 33 Whitehall Street, New York, New York 10004.
Citizenship: Each of HBM IV, FGI, HRII, HCI, HHI and THC is a Delaware corporation. The Trust is a testamentary trust that was probated in California.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: On May 28, 2026, HBM IV sold all of its remaining Ordinary Shares of the Issuer (the "Sale"). Prior to the Sale, HBM IV was the beneficial owner of Ordinary Shares of the Issuer. In 2026, HCI transferred the stock of HBM IV to its wholly-owned subsidiary HRII, and HRII immediately thereafter transferred the stock of HBM IV to its wholly-owned subsidiary, FGI. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of HBM IV, FGI, HRII, HCI, HHI, THC and the Trust was deemed to beneficially own such securities. At the time of the Sale, (i) FGI, as the controlling stockholder of HBM IV, (ii) HRII, as the controlling stockholder of FGI, (iii) HCI, as the controlling stockholder of HRII, (iv) HHI, as the controlling stockholder of HCI, (v) THC, as the controlling stockholder of HHI, and (vi) the Trust, as the controlling stockholder of THC, each had the power to direct the voting and disposition of the Ordinary Shares of the Issuer held by HBM IV. Following the Sale, none of HBM IV, FGI, HRII, HCI, HHI, THC or the Trust directly or indirectly owns any Ordinary Shares of the Issuer nor may any of them be deemed to beneficially own such securities.
Percent of class:
HBM IV: 0%

FGI: 0%

HRII: 0%

HCI: 0%

HHI: 0%

THC: 0%

Trust: 0%
Shared power to vote or to direct the vote:
HBM IV: 0

FGI: 0

HRII: 0

HCI: 0

HHI: 0

THC: 0

Trust: 0
Shared power to dispose or to direct the disposition:
HBM IV: 0

FGI: 0

HRII: 0

HCI: 0

HHI: 0

THC: 0

Trust: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under _ 240.14a-11.

## Signatures
- HBM IV, Inc.: /s/ Bruce Legorburu, Bruce Legorburu, Executive Vice President (08/14/2026)
- Fitch Group, Inc.: /s/ Bruce Legorburu, Bruce Legorburu, Executive Vice President (08/14/2026)
- Hearst Ratings II, Inc.: /s/ Mitchell I. Scherzer, Mitchell I. Scherzer, Vice President (08/14/2026)
- Hearst Communications, Inc.: /s/ Mitchell I. Scherzer, Mitchell I. Scherzer, Executive Vice President and Chief Financial Officer (08/14/2026)
- Hearst Holdings, Inc.: /s/ Mitchell I. Scherzer, Mitchell I. Scherzer, Executive Vice President and Chief Financial Officer (08/14/2026)
- The Hearst Corporation: /s/ Mitchell I. Scherzer, Mitchell I. Scherzer, Executive Vice President and Chief Financial Officer (08/14/2026)
- The Hearst Family Trust: /s/ Mitchell I. Scherzer, Mitchell I. Scherzer, Trustee (08/14/2026)